UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41734

Prestige Wealth Inc.

Office Unit 6620B, 66/F, The Center

99 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On June 25, 2025, Prestige Wealth Inc. (the “Company”) entered into a definitive share purchase agreement pursuant to which the Company agreed to sell all of the issued and outstanding shares of Prestige Assets International Inc. (“PAII”), a wholly owned subsidiary incorporated in the British Virgin Islands, and three subsidiaries of PAII, namely Prestige Asset Management Limited, Prestige Global Asset Management Limited and Prestige Global Capital Inc., operating asset management business, to a third party. The transaction closed on the same day. The divestiture of asset management business allows the Company to focus on its technology driven innovation in wealth management business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: June 30, 2025	By:	/s/ Kazuho Komoda
	Name:	Kazuho Komoda
	Title:	Chief Executive Officer and Chairman

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